Exhibit 99.1

Alcon to Acquire LenSx Lasers, Inc., Developer of Femtosecond Laser Technology for Increased Precision of Manual Surgical Steps during Cataract Surgery

HUENENBERG, Switzerland – July 6, 2010 – Alcon, Inc. (NYSE: ACL) announced today that it has entered into a definitive agreement to acquire LenSx Lasers, Inc, a privately held company that developed the first femtosecond laser to receive U.S. Food and Drug Administration (FDA) clearance for use as a part of cataract surgery. The LenSx system is indicated for anterior capsulotomy and laser phacofragmentation during cataract surgery, providing a complementary surgical approach to certain manual steps within the traditional cataract procedure.
Alcon will pay US $361.5 million in cash at closing to LenSx shareholders for their shares, plus maximum contingent payments of US $382.5 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones. The closing of this acquisition is subject to receipt of required regulatory approvals and customary closing conditions.
The innovative LenSx laser platform enables surgeons to perform some of the most delicate manual steps of cataract surgery with image-guided visualization and micron level laser precision. The LenSx laser enhances a surgeon’s ability to predictably create a well centered anterior capsulorhexis of exact diameter, and to effectively fragment the lens for removal with minimized phaco time and power.
 “This complementary technology aligns with Alcon’s strategic focus to help surgeons improve every step of the cataract procedure. The LenSx laser provides surgeons a new level of predictability and control over critical manual steps during cataract removal – making those steps more precise and reliable,” said Stuart Raetzman, vice president, Global Marketing and area president for the United States.
“The LenSx femtosecond laser has been designed to advance the precision and reproducibility of key manual portions of the cataract procedure, something we have seen lasers do repeatedly in other ophthalmic procedures,” said Stephen Slade, M.D., Slade and Baker Vision, Houston, TX, who performed the initial series of LenSx laser procedures in the United States. “This laser delivered improved post-surgical refractive outcomes for my patients with a more exact size, shape and centration of the capsulotomy and precise centering of the intraocular lens.  I was able to reduce the phacoemulsification energy and time – further enhancing cataract surgery by providing a safe and more accurate refractive outcome.  From a patient’s perspective, I have never seen the potential benefits of a technology so quickly understood and accepted.”

About Cataract Surgery
Cataracts are the world’s leading cause of treatable blindness and cataract surgery is the most frequently performed ophthalmic procedure globally. A cataract cannot be prevented and is a “clouding” of the eye’s natural lens, which results in blurred or defocused vision. Cataract surgery is a simple operation where a surgeon removes the eye's clouded natural lens and replaces it with an artificial intraocular lens. Femtosecond lasers have been used for more than 3 million LASIK refractive surgical procedures and now the LenSx laser system brings laser technology to cataract surgery for the first time.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

About LenSx Lasers, Inc.
LenSx Lasers, Inc. is a privately held venture backed company located in Aliso Viejo, California.  Venture capital investors are Versant Ventures, SV Life Sciences, InterWest Partners and Venture Investors.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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817-551-8974
doug.machatton@alconlabs.com

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